Exhibit 99.2

WINS FINANCE HOLDINGS INC.

Disclosures Incorporated by Reference From the Registrant’s

Current Report on Form 8-K filed on October 30, 2015

Item 1.01.	Entry into Material Definitive Agreement.

Effective October 26, 2015,Wins Finance Holdings Inc. (“Holdco”) consummated the transactions contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 24, 2015 and amended on May 5, 2015, by and among Holdco, Sino Mercury Acquisition Corp. (“Sino”), Wins Finance Group Limited (“WFG”) and the shareholders of WFG (the “WFG Shareholders”).

Upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Sino merged with and into Holdco with Holdco surviving the merger (the “Merger”) and (ii) the WFG Shareholders exchanged 100% of the ordinary shares of WFG for cash and ordinary shares of Holdco (the “Share Exchange” together with the Merger, the “Transactions”). The Merger Agreement is included as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”).

WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises, including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

As a result of the Transactions, the former members of WFG own approximately 78.0% of the stock of Holdco and the former stockholders of Sino own the remaining 22.0%.

The Merger Agreement is described more fully in the sections entitled “The Merger Proposal” and “The Merger Agreement” beginning at pages 49 and 64, respectively, of the final prospectus contained in the Registration Statement on Form S-4 and definitive proxy statement (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2015 by Holdco and Sino and such description is incorporated herein by reference.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On October 20, 2015, Sino held a special meeting in lieu of annual meeting of stockholders (the “Special Meeting”), at which the Sino’s stockholders considered and adopted, among other matters, the Merger Agreement. On October 26, 2015, the parties consummated the Transactions.

At the Special Meeting, holders of 1,012,379 shares of Sino common stock sold in its initial public offering (“public shares”) exercised their rights to convert those shares to cash at a conversion price of $10.00 per share, or an aggregate of $10,123,790.

Upon the Closing, the former security holders of Sino were issued an aggregate of 4,726,756 ordinary shares of Holdco, including 429,010 ordinary shares of Holdco issued in exchange for Sino’s then outstanding rights.

As consideration for their outstanding ordinary shares of WFG at Closing, the WFG Shareholders received an aggregate of 16,800,000 ordinary shares of Holdco, which includes 2,500,000 ordinary shares issued at the election of the WFG Shareholders to receive such shares in lieu of cash consideration. The WFG Shareholders elected to receive no cash consideration.

After giving effect to the Transactions, there are currently 21,526,756 ordinary shares of Holdco issued and outstanding. Upon the Closing, Sino’s common stock, rights and units ceased trading and Holdco’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “WINS,” subject to ongoing review of Holdco’s satisfaction of all listing criteria post-business combination.

As noted above, the conversion price for holders of public shares electing conversion was paid out of Holdco’s trust account, which had a balance immediately prior to the Closing of approximately $30,677,210. Of the remaining funds in the trust account, $1,057,882 was used to pay transaction expenses and the balance of $29,619,328 was released to Holdco to be used for working capital purposes.

Of the ordinary shares of Holdco issued to the WFG Shareholders as consideration for the Share Exchange, an aggregate of 1,680,000 of such shares (“Escrow Shares”) were placed in escrow pursuant to an escrow agreement (“Indemnity Escrow Agreement”) entered into by Holdco, Continental Stock Transfer & Trust Company, as escrow agent, the WFG Shareholders and a representative of WFG at Closing. The Escrow Shares provide a fund of payment to Holdco with respect to its post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by WFG and its subsidiaries and the WFG Shareholders. The escrow is the sole remedy for Holdco for its rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted against the escrow fund by Holdco once its damages exceed a $2,000,000 threshold and are reimbursable to the full extent of the damages in excess of such amount, subject to certain exceptions. The 1,680,000 shares held in escrow shall be released on the earlier of (a) the 30th day after the date Holdco has filed with the SEC its Annual Report for the year ending June 30, 2016 and (b) March 31, 2017, subject to reduction based on shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release.

At Closing, Holdco entered into an amended and restated registration rights agreement (“Registration Rights Agreement”) with the WFG Shareholders, each of which became an “affiliate” of Holdco under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), as a result of the issuance of ordinary shares of Holdco in the Transactions. The material terms of the Registration Rights Agreement are described in the section of the Proxy Statement/Prospectus entitled “The Merger Proposal – Sale Restriction; Resale Registration” beginning on page 50 and are hereby incorporated by reference. The Registration Rights Agreement is attached as Exhibit 10.7 to this Report.

On the Closing, the WFG Shareholders also entered into lock-up agreements pursuant to which they agreed not to transfer the ordinary shares of Holdco that they received as a result of the Share Exchange from the Closing until (A) with respect to 50% of such shares, the earlier of (i) the date on which the closing price of the ordinary shares of Holdco exceeds $13.00 per share for any 20 trading days within a 30-trading day period and (ii) October 26, 2016 and (B) with respect to the remaining 50% of such shares, October 26, 2016, in each case subject to certain exceptions, provided, that the lock-up period shall terminate immediately prior to the consummation of a liquidation, merger, stock exchange or other similar transaction that results in any of Holdco’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. These restrictions correspond to the Sino initial stockholders’ restrictions on transferring their shares memorialized in the escrow agreement entered into in connection with Sino’s initial public offering.

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